Direct Dial: 212-659-4973
Direct Fax:  212-884-8233
harvey.kesner@haynesboone.com

January 16, 2008

Via EDGAR and Federal Express

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ZVUE Corporation
Registration Statement on Form S-3 Initially Filed November 21, 2007 File No. 333-147574

Dear Mr. Owings:

Reference is made to the letter dated January 9, 2008 (the “Comment Letter”) addressed to Mr. Jeff Oscodar, Chief Executive Officer of ZVUE Corporation (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed December 27, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s preliminary responses to comments No. 1 and No. 2 of the Comment Letter. For your convenience, the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately under the respective comments. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

We note your response to prior comment one and the statement that the Form 8-K filed on March 29, 2007 provided information of “the exemption from registration under which the Company issued the securities.” It is unclear where specifically this information appears. We also note the 8% notes and other debt and securities issued on June 27 and July 31, 2007 in connection with your exercise of the option to exchange the 8% Notes due July 31, 2007. It would appear that the issuance of warrants and notes triggered Item 3.02 of Form 8-K as well. We believe that the company did not file all required reports and that Form S-3 is unavailable. Please file your next amendment on an appropriate form.

Response:

General Instruction I.A.3.(b) to Form S-3 generally requires that the Company have timely filed all reports required to be filed during the last approximately one-year period in order to be eligible to utilize Form S-3. We believe the Company has met the Form S-3 condition stated in General Instruction I.A.3.(b) by having timely filed all such required reports.

The Staff’s comment is directed to the Company’s Current Report on Form 8-K filed on March 29, 2007 (the “March 29th 8-K”) and the Company’s Current Report on Form 8-K filed on April 24, 2007 (the “April 24th 8-K”), both of which were filed within the requisite four business day period required under General Instruction B.1. to Form 8-K. The Staff’s comment does not claim either of these reports to have not been timely filed. Rather, the Staff has suggested some improved disclosure is warranted. As more fully-described below, the Company proposes to make such additional disclosure in the Form S-3 directly or, alternatively, to amend such previously timely-filed reports.

In addition, the Staff has suggested that the Company failed to file a Form 8-K relating to a July 31, 2007 issuance of 8% Notes due June 27, 2008 (the “2008 Notes”), together with certain warrants issued in connection therewith.

I. The March 29th 8-K

In the Staff’s prior letter relating to the Company’s Form S-3, dated December 12, 2007 (the “December Comments”), the Staff noted that the March 29th 8-K did not include the caption “Item 3.02,” and that it appeared to the Staff that disclosure of the information specified in such item was required by the events that had triggered the March 29th 8-K filing. Our prior letter to the Staff, dated December 27, 2007, noted that the disclosures provided under the heading of Item 2.01 in the March 29th 8-K contained (and, additionally, the exhibits attached to the March 29th 8-K also contained) substantially the same disclosure as required by Item 3.02 and the relevant sections of Item 701 of Regulation S-B. The March 29th 8-K thus provided:

(a)	the date, title and amount of securities sold;
(b)	the person to whom the securities were sold;
(c)	the transaction and type of consideration received by the Company; and
(d)	the exemption from registration under which the Company issued the securities.

The information described in clauses (a), (b) and (c), required to be disclosed under Item 3.02, is explicitly included in Item 2.01 of the March 29th 8-K. Accordingly, we interpret the Staff’s comment to primarily focus on the exemption claimed for the issuance which is explicitly addressed in the Exhibit filed to the March 29th 8-K which states:

“the Shares to be issued and delivered to Seller hereunder shall be issued in reliance upon the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended.”

See Exhibit 2.1, the “Asset Purchase Agreement,” to the March 29th 8-K at page 6.

Such exhibit is deemed filed in accordance with Item 601 of Regulation S-B and General Instruction B.2. to Form S-3. In addition, we believe, and it is conventional practice, that information that is included within any filing or report is deemed included in such filing or report for all purposes as disclosure irrespective of the identification of such information as being responsive to any particular item or Regulation S-K requirement.

Inasmuch as the transaction described did not constitute any private or publicly offered and sold securities for cash by the Company or any underwriter or placement agent, but rather securities issued in connection with an asset sale for the acquisition of an ongoing business, it was not necessary for the relevant disclosure to include identification of the particular exemption from registration for any offering and sale. Nonetheless, the Company would agree either to amend such filing to add such information under Item 3.02 or to reference this information in future filings and the Form S-3, if the Staff believes such additional information would be useful to an investor.

II. The April 24th 8-K

The Staff’s December Comments also note that the April 24th 8-K did not include the caption “Item 3.02.” The requisite Item 3.02 information was, however, included in the April 24th 8-K, including the Exhibits filed therewith. Further, the April 24th 8-K constituted a de minimus issuance and was therefore a “voluntary” filing made by the Company.

Item 3.02(b) of Form 8-K provides that, in the case of a small business issuer, no report need be filed under Item 3.02 if the equity securities sold, in the aggregate since the issuer’s last periodic report, constitutes less than 5% of the number of shares outstanding of the class of equity securities sold. The April 24th 8-K was the first report regarding the sale of equity securities that the Company filed following the filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, and the number of shares of the Company’s common stock issued since the date of the Form 10-KSB constituted approximately 1.65% of the Company’s outstanding shares of common stock at such time.

Inasmuch as the transaction described was reported initially on a voluntarily filed Form 8-K and such Form 8-K was not required to be filed, and thus it is not possible that such filing was not “timely made” as required by General Instruction I.A.3.(b) to Form S-3. Even were such filing required, we do not believe the filing omitted any required disclosure. Since the issuance of shares described in such Form 8-K did not constitute any private or publicly offered and sold securities for cash by the Company or any underwriter or placement agent, but rather securities issued in connection with an asset sale for the acquisition of an ongoing business, it was not necessary for the relevant disclosure to include identification of the particular exemption from registration for any offering and sale. Nonetheless, the Company would agree either to amend such filing to add such information under Item 3.02 or to reference this information in future filings and the Form S-3, if the Staff believes such additional information would be useful to an investor.

III. The July 31, 2007 8-K Obligation

The Company was not obligated to file a Form 8-K reporting under Item 3.02 the issuance of the 2008 Notes and warrants on July 31, 2007. The Company notes that the 2008 Notes were not convertible, and thus were not “equity securities” within the meaning of Item 3.02(a) of Form 8-K. Furthermore, the common stock underlying the warrants issued on July 31, 2007 constituted less than 5% of the number of shares of common stock outstanding at such time, and were the only equity securities sold by the Company after filing its last periodic report (i.e., the Form 10-QSB filed on May 15, 2007). Therefore, pursuant to Item 3.02(b) of Form 8-K, a small business issuer such as the Company was not required to file any 8-K with respect to the issuance of such warrants.

Requirements of General Instruction I.A.3.(b)

The Company has timely filed all reports since January 1, 2007. General Instruction I.A.3.(b) to Form S-3 requires that all reports, with certain exceptions, be filed in a timely manner during the measurement period.

Nonetheless, the Company stands ready to either amend or provide such additional information in the S-3 and in future filings, should the Staff believe such information would be useful to a reader. However, any such additional information agreed to be added would not constitute failure to “timely” file a required report and render Form S-3 unavailable to the Company, particularly where such additional information is immaterial to the disclosure made as a whole.

Comment No. 2:

We note your response to prior comment two. We continue to believe that you are conducting an indirect primary offering given the size and nature of the transaction. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please file your next amendment on an appropriate form and set a fixed price for the shares to be sold by YA Global Investments, L.P., Eric's Universe, Inc., Eric Bauman, Carl Page, and the other debenture investors. Please disclose that these shares will be sold at the fixed price for the duration of the offering and identify the entities and individuals as underwriters.

Response:

The Company continues to believe that it is not conducting a primary offering. Notwithstanding the foregoing, in order to remove any appearance that it might be conducting an indirect primary offering, the Company has determined to reduce the number of shares that it is seeking to register on behalf of the holder of Senior Secured Convertible Debentures to 5,495,301 shares of common stock, approximately 30% of the Company’s outstanding shares held by non-affiliates prior to the convertible debenture transaction, determined as follows:

Categories of Outstanding Shares		Number of Shares

Outstanding on September 25, 2007		18,415,814

Issued to eBaum’s World, Inc. (a non-affiliate) on or prior to October 31, 2007 in connection with acquisition	+	3,625,661

Total outstanding shares at the time of the YA convertible debenture and related issuances		22,041,475

Outstanding shares that are held by affiliates (1)	-	3,723,806

Total Outstanding shares held by non-affiliates		18,317,669

(1) Includes outstanding shares held by the Company’s officers and directors as of October 31, 2007.

____________

As discussed in our recent conversations with the Staff, the Company has proposed to utilize Form S-3 for resale by the holder of Senior Secured Convertible Debentures of a total of 30% of the shares of Common Stock held be non-affiliates and to rely upon the provisions of Rule 144 for any other shares issuable upon conversion of the Senior Secured Convertible Debentures remaining unregistered, until such time as the Staff’s pronouncements relating to Rule 415 would permit the filing of a further registration statement. It is our understanding that, following six months after completion of the sale of shares registered in the present registration statement, the Company would be eligible to register additional shares such as shares unsold pursuant to Rule 144.

As a result of the foregoing, the Company proposes to reduce the shares presently registered on behalf of the holder of Senior Secured Convertible Debentures to 5,495,301 from 18,562,776, and to make corresponding reductions to the number of shares being registered on behalf of the other selling stockholders in compliance with the Company’s various registration rights agreements. In order to effect such reduction, the Company will remove certain of the shares that were previously included in the Form S-3. The following discussion explains which shares the Company will remove from the securities that the Company was previously seeking to register.

The Company will remove the following categories of shares of common stock from the registration statement in their entirety, reducing the total number of shares to be registered by an aggregate of 1,136,221 shares:

•
19,342 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, issued to a placement agent in connection with the sale of the Junior Secured Convertible Debentures;

•	17,584 shares of common stock issuable up exercise of $2.09 warrants expiring on October 31, 2012, issued to a placement agent in connection with the sale of the Junior Secured Convertible Debentures;

•	498,750 shares issuable upon exercise of $1.90 warrants expiring on June 27, 2012, issued in connection with certain of our promissory notes;

•	182,250 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012, issued to placement agents in connection with the sale of certain promissory notes;

•	268,595 issued in connection with acquisitions; and

•	149,700 shares of common stock issued in connection with a previous private placement.

Furthermore, the Company will reduce the number of shares sought to be registered for each of the remaining selling stockholders, after giving effect to the above removals, pro rata, in order to seek registration of an aggregate of 5,495,301 shares on behalf of the holder of Senior Secured Convertible Debentures. In making such reduction for each selling stockholder, the Company will remove from registration all shares issuable upon exercise of warrants, leaving the following securities that will be included in the amended registration statement:

•	5,495,301 shares of common stock issuable upon conversion of Senior Secured Convertible Debentures;

•	1,179,453 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures; and

•	666,692 shares of common stock issued in connection with the acquisition of the assets of eBaum’s World, Inc.

By reducing the number of shares sought to be registered, the Company hopes to satisfy the Staff that the issuances of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures were not intended to and do not constitute a primary offering of the Company’s securities.

***

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4973 or David M. Zlotchew at (212) 659-4986.

Sincerely,

/s/ Harvey J. Kesner

Harvey J. Kesner, Esq.